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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
        of the Securities and Exchange Act of 1934 or Suspension of Duty
               to File reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.


                        COMMISSION FILE NO. 333-80740-08


GREENWICH CAPITAL ACCEPTANCE, INC. (AS DEPOSITOR UNDER THE POOLING AND SERVICING
     AGREEMENT DATED JUNE 1, 1998, PROVIDING FOR THE ISSUANCE OF THE SEQUOIA
           MORTGAGE TRUST 3, MORTGAGE LOAN ASSET BACKED CERTIFICATES)


                       GREENWICH CAPITAL ACCEPTANCE, INC.
                    (Exact name as specified in its charter)


                               600 Steamboat Road
                               Greenwich, CT 06830
                                 (203) 622-2700
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)


                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [ ]     Rule 12h-3(b)(1)(ii)      [ ]
          Rule 12g-4(a)(1)(ii)      [ ]     Rule 12h-3(b)(2)(i)       [ ]
          Rule 12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(ii)      [ ]
          Rule 12g-4(a)(2)(ii)      [ ]     Rule 15d-6                [ ]
          Rule 12h-3(b)(1)(i)       [X]



         Approximate number of holders of record as of the certification or notice date:

                                  Thirteen (13)

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Greenwich Capital Acceptance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Dated: June 15, 1999                    GREENWICH CAPITAL ACCEPTANCE, INC.,
                                        as Depositor



                                        By:       /s/ Anne Mulligan
                                            ------------------------------------
                                        Name:  Anne Mulligan
                                        Title:    Vice President